Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

January 27, 2012

Transcript of interview with NYSE Euronext CEO Duncan Niederauer with the Financial Times (January 27, 2012):

Reporter:              Delegates arrived at this year’s world economic forum with much to ponder.  The mission statement alone, improving the state of the world, is enough to keep most minds occupied.  Duncan Niederauer, chief executive of NYSE Euronext, however, has more on his mind than most.  On the first of February, 26 EU commissioners will make a final decision on his plan to create the world’s biggest exchange group with a tie-up of the NYSE Euronext and Deutsche Börse.  With days to go, there are few reasons for him to be bullish about the prospects.  Antitrust authorities tried to block the deal last month.  But it seems Mr. Niederauer is not a man who is easily cowed.

Mr. Niederauer:   You don’t give up until the end, right?  But I think the media’s been reporting, I think fairly accurately, that it certainly looks like a low probability of success at this point, but I certainly don’t think it’s hopeless.  I still believe that there are enough commissioners given everything the commission has said the last few years about the definition of the market — are the markets global, etc., what relevance does the OTC market have — that it’s my personal belief that it’s not too late to win some hearts and minds.  It seems to us if we are to be prohibited, the prohibition is going to be based on a very narrow market definition that I can’t imagine is the right one for 2012 post-crisis.  So if the market is defined, I think in a very contrived way, as not global, so only European, and not including OTC as part of the same denominator as the exchange traded business, given everything we’ve learned the last few years and everything the commission itself has said the last few years, that seems like a contradiction in terms to me.

Reporter:              There are some commissioners who think he might have a point, but they’re few in number and their influence amongst 26 decision-makers is almost impossible to account for.

Mr. Niederauer:   The decision in the discussion is meant to be a collegial one; we don’t think it’s one individual’s decision.  It’s pretty clear the recommendation that will be made.  We do think a number of the commissioners are sympathetic and are at least listening to the very simple message that this is entirely contradictory with everything the commission has said and done the last few years.

Reporter:              If the NYSE Deutsche Börse deal does fall apart, it will represent a year of wasted work for Mr. Niederauer and perhaps provide a note of caution to sector peers.

Mr. Niederauer:   I think the industry will have to be pretty circumspect about that going forward, so you will have looked back on the last year and seen three cross-border deals all fail for different reasons, and the industry will just have to take a deep breath and say, even though it’s an industry that clearly lends itself to consolidation in the long run, certainly now wasn’t the time for whatever reason. I think the second thing we have to do as a company, we took a very clear approach in 2011.  My strategy as the CEO was to distract as few of our people internally as I could on the deal and it was business as usual for the other 99% of our employees.  So we did everything I wanted us to do in 2011.  It’s conveniently timed that our earnings call is a day or two after the final decision and we’ll be able to give a very, very clear path about what our stand-alone strategy looks like.

The industry will maybe take a step back on mega deals, but I think whether you’re looking at adjacent technology business, adjacent post-trade services businesses, be it here or in the U.S. or even in Latin America or Asia, I think the industry is going to stay very focused on those sort of bolt-on acquisitions that make sense to individual companies’ strategies.  What I think we’re all going to catch our breath on is with a mega merger.

Reporter:              Warning governments against protectionism has been a regular message from speakers at the World Economic Forum since the start of the financial crisis in 2007, but Mr. Niederauer says he has reason to suspect that that threat to globalization is as strong as ever.

Mr. Niederauer:   Post-crisis, given the assets that our companies tend to manage, and in many cases it’s that country’s only stock exchange, there is a little more nationalistic or protectionist inclination because, in fairness to the policymakers, they may only get to make that decision about whether to allow their local exchange to become part of a larger global capital markets company.  They get to make that decision once, right, and they want to get it right, and I think post-crisis when everyone was trying to ring fence their borders and say maybe this cross-border transacting isn’t the greatest thing.  Let’s get our arms around our own borders first.  I thought that had subsided.  The reaction that various governments have had to these exchange deals would tell me within their rights they still have a lot more questions about that.  So I think that makes cross-border combinations harder going forward, too.

Transcript of interview with NYSE Euronext Deputy CEO Dominique Cerutti with France 24 (January 27, 2012):

FRANCE 24: Dominique Cerutti, Deputy CEO of NYSE Euronext -- hello and thanks for joining us. The merger of your market operator with Deutsche Börse is at the heart of discussions today, notably with the EU’s Commissioner for Competition. Where are you at?

DC: Hello. Well, we are at a difficult stage. We understand that the DG-Comp, the European anti-trust authority, is preparing to veto the deal, on grounds that we find astonishing -- and which we contest.

To make a long story short, they have decided that the derivatives market is European, not global. Secondly, in analyzing our merger, they excluded from the derivatives market all OTC trading -- and I would point out that 90% of trades are OTC. Obviously when you use such a narrow definition as your benchmark, our merger and the group it would create give the impression of being a monopoly. But if you look at the global market, and take into account OTC trading, which represents the lion’s share of the market, we are a mere fraction of the whole.

The astonishing thing is that we are not the only ones saying this: for the past four years, all regulators and policy-makers on both sides of the Atlantic have been working and have concluded, first, that markets are global, and secondly that derivatives must be made to converge with what’s called listed products, which traded on exchanges -- which work transparently. That’s why we are continuing to present our case and why we hope to convince the commissioners, who will be meeting next week.

Transcript of interview with NYSE Euronext CEO Duncan Niederauer with CNBC (January 27, 2012):

Interviewer:         In terms of the deal with Deutsche Börse, we’re hearing that it’s basically all but dead at this point.  I think a lot of investors are wondering how you misinterpreted so badly what regulators in Europe would have said about the deal.  How did that all unfold?  Why did you believe the deal would go through?

Mr. Niederauer:   I don’t think it was so much — it’s hard to misinterpret something when the grounds on which it allegedly will be prohibited are saying in 2012 — after all, we’ve learned the last few years  — that markets aren’t global and the OTC market has nothing to do with the exchange traded market.  It’s hard to anticipate something like that when it is so far afield and so disconnected from the realities of today’s marketplace.

Interviewer:         Duncan, let’s assume that the deal is, as almost everybody believes, not going to happen.  Obviously you spent a year or more on it or more.  But certainly a lot of time was spent thinking about it and contemplating consolidation in your industry.  That consolidation doesn’t seem to be coming, not just from your deal that’s not going to happen, but others as well.  What now for the global exchanges?

Mr. Niederauer:   I’ll start, David, by saying I’m not giving up yet.  We have next week still to work through.  The deadline’s still a couple weeks out.  We’re going to keep pushing and making our points.  I think your question is the right one.  If you look back on the last 12 to 15 months in an industry that absolutely should consolidate, the industry’s going to be — have seen three global deals not get consummated, all for various reasons, and it appears, at least in our case, nationalism and a little bit of protectionism are winning out over regional pride.

Interviewer:         Duncan, this is something that I — I know you care passionately about.  You even declared it once for two quarters, the dividend.  It’s a reason why a lot of people own your stock.  Can you raise it?  Do you feel confident in it?  I know you thought this deal was really important for the cash flow.  But it seems like you can make a lot of money still.

Mr. Niederauer:   Right.  I think we can do well standing alone, Jim, you’re right.  I remember you telling me early on in this process, don’t underestimate the ability of Europe to do things very differently and maybe do things that appear counter to their own interests.  So I think we went into this thinking providing a large regulated and transparent market in the wake of the financial crisis would be well received here in Europe.  It remains to be seen whether that’s the case.  Going forward, we already have a pretty healthy dividend.  I think we’ve had a very good free cash flow year in 2011.  I love the stand-alone strategy.  And I think the investors can expect to hear from us pretty soon what our capital management approach will be, stand-alone or as a merged company.

Interviewer:         You love the stand-alone strategy only because you can’t do the other more global strategy, Duncan.  I mean, I’m curious to hear what those numbers are going to be as well.  But I just wonder in terms of the growth characteristics of this business, given how much you articulated, it was important to be global.  And now you can’t be.

Mr. Niederauer:   Well, remember, David, we already are, right?

Interviewer:         I know that.  I understand.

Mr. Niederauer:   This was going to make the company even more European and even more global, you’re right.  And I think some of the other services that we found attractive in the DB portfolio, it’ll be disappointing not to have those.  But I think there’s still a clear way forward.  I think we delivered on all of our promises in 2011.  Sure, I’d rather operate as the merged company.  That’s why we spent the last year working on it.  But I’m very comfortable with the stand-alone strategy and while we might not see growth in some of the core transaction businesses in the immediate term, I think there’s a real opportunity on both the technology side and post-rate side to continue to grow our business the way we did in ’10 and ’11.

Interviewer:         There’s already talk, Duncan, as Wall Streets have it, thinking what the next step for you might be in terms of acquisition.  LCH Clear Net is one thrown out today by RBC.  I’m curious if you see that as being a potential attractive target.  Would that have synergies with your business?

Mr. Niederauer:   It would be inappropriate to speculate on any of that now, Melissa, given that we’re still under the terms of the BCA.  But I think to go back to the earlier question, consolidation in this industry appears to be challenging in the near term.  So I think all of us are obliged to look at other opportunities in the space that may be more bolt-on or tuck-under acquisitions.  There’s a few opportunities that will be presented to all of us in the near term in different regions of he world.  I think it’s incumbent on all of us to look at those, sure.

Interviewer:         Duncan, always great to see you.

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the U.S. Securities and Exchange Commission (“SEC”) declared effective on May 3, 2011, a Registration Statement on Form F-4 with the SEC that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011. The acceptance period for the exchange offer expired on midnight, at the end of July 13, 2011 (Central European Daylight Savings Time), the additional acceptance period for the exchange offer expired on midnight, at the end of August 1, 2011 (Central European Daylight Savings Time). Pursuant to Section 39c of the German Takeover Act, shareholders of Deutsche Börse who had not yet accepted the exchange offer were still able to do so until midnight at the end of November 4, 2011 (Central European Time).

 Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as

amended), the exchange offer has not been made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality of interstate or foreign commerce (including without limitation, facsimile transmission, telephone and the internet) or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Deutsche Börse AG and NYSE Euronext operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of Holding, Deutsche Börse AG or NYSE Euronext undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.